UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13G

               Under the Securities and Exchange Act of 1934


                            (Amendment No. 22)


                           M.D.C. Holdings, Inc.
                           ---------------------
                             (Name of Issuer)


                  Common Stock, $.01 Par Value Per Share
                  --------------------------------------
                      (Title of Class of Securities)


                                552676 10 8
                                -----------
                               (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]  Rule 13d-1(b)
         [   ]  Rule 13d-1(c)
         [ X ]  Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                        -------------------
CUSIP No. 552676109            SCHEDULE 13G                  Page 2 of 5 Pages
--------------------                                        -------------------

-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         Larry A. Mizel
-------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         Not Applicable                                              (a)  [   ]
                                                                     (b)  [   ]

-------------------------------------------------------------------------------
3.       SEC USE ONLY
-------------------------------------------------------------------------------

4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
-------------------------------------------------------------------------------

5.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH SOLE VOTING POWER
         3,757,172 shares
-------------------------------------------------------------------------------

6.       WITH SHARED VOTING POWER
         1,556,059 shares
-------------------------------------------------------------------------------

7.       WITH SOLE DISPOSITIVE POWER
         3,757,172 shares
-------------------------------------------------------------------------------

8.       WITH SHARED DISPOSITIVE POWER
         1,556,059 shares
-------------------------------------------------------------------------------

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,313,231 shares
-------------------------------------------------------------------------------

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
         SHARES                                                           [   ]

-------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         19.63%
-------------------------------------------------------------------------------

12.      TYPE OF REPORTING PERSON
         IN
-------------------------------------------------------------------------------

---------------------                                       -------------------
CUSIP No. 552676109           SCHEDULE 13G                   Page 3 of 5 Pages
---------------------                                       -------------------


Item 1(a)         Name of Issuer:
                  --------------
                  M.D.C. Holdings, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------
                  3600 South Yosemite Street, Suite 900
                  Denver, Colorado  80237

Item 2(a)         Name of Person Filing:
                  ---------------------
                  Larry A. Mizel

Item 2(b)         Address of Principal Business Office, or, if None, Residence:
                  ------------------------------------------------------------
                  3600 South Yosemite Street, Suite 900
                  Denver, Colorado  80237

Item 2(c)         Citizenship:
                  -----------
                  United States of America

Item 2(d)         Title of Class of Securities:
                  ----------------------------
                  common stock, $.01 par value per share

Item 2(e)         CUSIP Number:
                  ------------
                  552676 10 8

Item 3            Not Applicable.

Item 4(a)         Amount Beneficially Owned:
                  -------------------------
                  5,313,231 shares

Item 4(b)         Percent of Class:
                  ----------------
                  19.63 %

Item 4(c)         Number of Shares as to Which Such Person Has:
                  --------------------------------------------

         (i) Sole power to vote or direct the vote - 3,757,172 shares which includes 3,339,017 shares owned directly, 416,625 shares issuable upon the exercise of stock options (exercisable within 60 days of December 31, 2002) granted to the reporting person under the Issuer's stock option plans and 1,530 shares held in account for the reporting person in the Company's 401(k) Plan.

--------------------                                         ------------------
CUSIP No. 552676109            SCHEDULE 13G                   Page 4 of 5 Pages
--------------------                                         ------------------

          (ii)  Shared power to vote or direct the vote - 1,556,059 shares

                  This amount includes 996,655 shares owned by the reporting person's spouse, and 159,404 shares that the reporting person may be deemed to beneficially own because the voting of these 159,404 shares is controlled by CVentures, Inc., a corporation whose outstanding stock is owned by the Reporting Person and certain trusts of which the reporting person is a beneficiary. The reporting person also is a director and president of CVentures, Inc.

                  This amount also includes 400,000 shares that the reporting person may be deemed to beneficially own because the reporting person owns all of the voting units in CLCD LLC, a limited liability company that owns these 400,000 shares. Also, the sole manager of CLCD LLC is CVentures, Inc., a corporation whose outstanding stock is owned by the Reporting Person and certain trusts of which the reporting person is a beneficiary. The reporting person also is a director and president of CVentures, Inc.

         (iii) Sole power to dispose or direct the disposition of - 3,757,172 shares, which includes 3,339,017 shares owned directly by the reporting person, 416,625 shares issuable upon the exercise of stock options (exercisable within 60 days of December 31, 2002) granted to the reporting person under the Issuer's stock option plans and 1,530 shares held in account for the reporting person in the Company's 401(k) Plan.

         (iv) Shared power to dispose or direct the disposition of - 1,556,059 shares, which includes the shares described in response to Item 4(c)(ii) above.

Item 5            Ownership of 5% or Less of a Class:
                  ----------------------------------
                  Not Applicable.

Item 6            Ownership of More than 5% on Behalf of Another Person:
                  -----------------------------------------------------
                  Not Applicable.

Item 7            Identification and Classification of the Subsidiary Which
                  ----------------------------------------------------------
                  Acquired the Securities Being Reported by the Parent
                  ----------------------------------------------------
                  Holding Company or Control Person:
                  ---------------------------------
                  Not Applicable.

Item 8            Identification and Classification of Members of the Group:
                  ---------------------------------------------------------
                  Not Applicable.

Item 9            Notice of Dissolution of Group:
                  ------------------------------
                  Not Applicable.

Item 10           Certification:
                  -------------
                  Not Applicable.

---------------------                                       -------------------
CUSIP No. 552676109               SCHEDULE 13G               Page 5 of 5 Pages
---------------------                                       -------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:            January 10, 2003                  /s/ Larry A. Mizel
                  Reporting Ownership               -------------------
                  As of December 31,                Larry A. Mizel
                  2002